02048867

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FORM SE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
JUL 1 2 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC. ASSET BACKED CERTIFICATES SERIES 2002 S2
(Exact Name of Registrant as Specified in Charter)

0001176519
(Registrant CIK Number)

Form 8-K for July 12, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-73712-09
(SEC File Number, if Available)

PROCESSED
JUL 1 8 2002
THOMSON FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on this 12th day of July, 2002.

CWABS, INC.

By: ______________________
Name: Celia Coulter
Title: Vice President

Exhibit Index

Exhibit

99.1 Computational Materials Prepared by Countrywide Securities Corporation

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

Asset-Backed Certificates, Series 2002-S2

Mortgage Loan Statistics

For Purposes of this Form 8-K, "Tables" shall mean computer generated tables and/or charts describing the characteristics of the Mortgage Loans as of the Cut-off Date. All percentages in the Tables were calculated based on the principal balance of the Mortgage Loans as of the Cut-off Date. The summ of the columns may not equal the respective totals due to rounding.

Mortgage Rates for the Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
6.000 – 6.499	30	$ 1,454,265	0.34%
6.500 – 6.999	76	5,521,114	1.28
7.000 – 7.499	209	9,482,644	2.21
7.500 – 7.999	1090	37,437,957	8.71
8.000 – 8.499	1818	61,282,474	14.25
8.500 – 8.999	3198	108,862,656	25.32
9.000 – 9.499	2335	80,271,965	18.67
9.500 – 9.999	1872	66,510,302	15.47
10.000 – 10.499	751	27,218,160	6.33
10.500 – 10.999	493	18,805,761	4.37
11.000 – 11.499	188	6,739,648	1.57
11.500 – 11.999	104	4,111,235	0.96
12.000 – 12.499	31	1,038,072	0.24
12.500 – 12.999	22	793,442	0.18
13.000 – 13.499	8	327,517	0.08
13.500 – 13.999	1	74,928	0.02
>= 14.500	1	64,859	0.02
Total	12,227	$429,996,998	100.00%

Combined Loan-to-Value Ratios for the Mortgage Loans

Range of Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
0.01 – 10.00	53	$ 1,571,033	0.37%
10.01 – 20.00	98	4,973,365	1.16
20.01 – 25.00	14	705,972	0.16
25.01 – 30.00	20	1,108,205	0.26
30.01 – 35.00	10	785,916	0.18
35.01 – 40.00	26	1,152,632	0.27
40.01 – 45.00	23	925,244	0.22
45.01 – 50.00	25	1,442,131	0.34
50.01 – 55.00	38	2,007,905	0.47
55.01 – 60.00	69	3,129,308	0.73
60.01 – 65.00	123	5,759,832	1.34
65.01 – 70.00	167	7,179,589	1.67
70.01 – 75.00	218	10,658,489	2.48
75.01 – 80.00	458	22,597,196	5.26
80.01 – 85.00	593	17,240,596	4.01
85.01 – 90.00	4047	121,770,351	28.32
90.01 – 95.00	4016	142,983,170	33.25
95.01 – 100.00	2229	84,006,065	19.54
Total	12,227	$429,996,998	100.00%

Mortgage Loan Principal Balance for the Mortgage Loans

Range of Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
0.01 to 10,000.00	342	$ 2,991,855	0.70%
10,000.01 to 20,000.00	2541	40,735,999	9.47
20,000.01 to 30,000.00	3456	87,169,001	20.27
30,000.01 to 40,000.00	2401	83,741,353	19.47
40,000.01 to 50,000.00	1481	66,928,870	15.56
50,000.01 to 75,000.00	1377	83,093,501	19.32
75,000.01 to 100,000.00	479	41,898,129	9.74
100,000.01 to 150,000.00	115	14,821,513	3.45
150,000.01 to 200,000.00	18	3,133,751	0.73
200,000.01 to 250,000.00	6	1,364,694	0.32
250,000.01 to 300,000.00	7	2,034,819	0.47
300,000.01 to 350,000.00	1	325,802	0.08
350,000.01 to 500,000.00	2	995,032	0.23
500,000.01 to 1,000,000.00	1	762,681	0.18
Total	12,227	$429,996,998	100.00%

State Distributions of Mortgaged Properties for the Mortgage Loans

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
Alabama	131	$ 3,431,681	0.80%
Alaska	16	606,072	0.14
Arizona	280	9,153,952	2.13
California	3195	138,808,432	32.28
Colorado	386	15,377,415	3.58
Connecticut	61	2,403,904	0.56
Delaware	19	668,878	0.16
District of Columbia	25	1,258,572	0.29
Florida	352	10,750,274	2.50
Georgia	829	29,308,387	6.82
Hawaii	94	4,387,916	1.02
Idaho	80	1,844,490	0.43
Illinois	359	11,656,823	2.71
Indiana	80	2,052,974	0.48
Iowa	15	459,161	0.11
Kansas	3	108,237	0.03
Kentucky	31	800,734	0.19
Louisiana	36	989,152	0.23
Maine	10	306,821	0.07
Maryland	501	19,343,786	4.50
Massachusetts	206	8,797,603	2.05
Michigan	294	9,688,219	2.25
Minnesota	66	2,356,530	0.55
Mississippi	24	561,700	0.13
Missouri	114	3,009,097	0.70
Montana	37	906,792	0.21
Nebraska	32	853,178	0.20
Nevada	169	5,620,745	1.31
New Hampshire	39	1,275,562	0.30
New Jersey	181	6,357,212	1.48
New Mexico	76	2,086,905	0.49
New York	182	7,384,041	1.72
North Carolina	113	3,454,038	0.80
North Dakota	6	143,592	0.03
Ohio	132	3,626,872	0.84
Oklahoma	86	1,865,876	0.43
Oregon	333	9,885,467	2.30
Pennsylvania	254	6,766,760	1.57
Rhode Island	19	551,585	0.13
South Carolina	24	553,727	0.13
South Dakota	3	118,544	0.03
Tennessee	103	2,827,122	0.66
Texas	1920	50,214,252	11.68
Utah	195	5,971,825	1.39
Vermont	6	158,509	0.04
Virginia	607	24,698,418	5.74
Washington	414	13,678,440	3.18
West Virginia	16	372,108	0.09
Wisconsin	49	1,574,289	0.37
Wyoming	24	920,328	0.21
Total	12,227	$429,996,998	100.00%

Type of Mortgaged Properties for the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
Single-Family Detached Dwellings	8063	$282,728,584	65.75%
Planned Unit Development	3190	115,865,226	26.95
Condominiums	885	27,619,504	6.42
Two Family Dwellings	72	3,362,836	0.78
Three Family Dwellings	4	88,052	0.02
Four Family Dwellings	2	166,442	0.04
Manufactured	11	166,353	0.04
Total	12,227	$429,996,998	100.00%

Occupancy Types for the Mortgage Loans (1)

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
Owner Occupied	12119	$425,642,257	98.99%
Second Home	61	2,719,814	0.63
Non-owner Occupied	47	1,634,926	0.38
Total	12,227	429,996,998	100.00%

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(1) Based upon representations of the related mortgagors at the time of origination.

Remaining Months to Stated Maturity for the Mortgage Loans in Statistical Calculation Pool(1)

Remaining Term to Maturity (months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Statistical Calculation Date Aggregate Principal Balance
1 – 120	534	$ 14,124,405	3.28%
121 – 180	11598	411,521,054	95.70
181 – 240	65	3,051,220	0.71
301 – 360	30	1,300,318	0.30
Total	12,227	$429,996,998	100.00%
